Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

          Verilink Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

          FIRST:  That at a meeting of the Board of Directors of Verilink Corporation, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Board approves, and recommends to the stockholders of the Company to approve, an amendment to the Company’s Amended and Restated Certificate of Incorporation to increase the shares of the Company’s common stock authorized thereunder from 40,000,000 to 60,000,000 shares.

          SECOND:  That thereafter, pursuant to resolution of its Board of Directors, an annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Sections 211 and 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

          THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

          FOURTH:  That the capital of said corporation shall not be reduced under or by reason of said amendment.

          IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of December, 2005.

By:	/s/Timothy R. Anderson

Name:	Timothy R. Anderson
Title:	CFO